

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 5, 2016

Mohit Kabra
Chief Financial Officer
MakeMyTrip Limited
Tower A, SP Infocity, 243
Udyog Vihar, Phase 1
Gurgaon, Haryana 122016, India

> **Re:** **MakeMyTrip Limited**
> **Form 20-F for Fiscal Year Ended March 31, 2015**
> **Filed on June 9, 2015**
> **File No. 001-34837**

Dear Mr. Kabra:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure